TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2004 & 2003

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2004 & 2003

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2004 & 2003

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM APRIL 01 TO JUNE 30, 2004 & 2003

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2004 & 2003

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	187,771,933	100	166,386,975	100

2	CURRENT ASSETS	36,570,811	19	32,231,304	19
3	CASH AND SHORT-TERM INVESTMENTS	6,642,628	4	2,185,303	1
4	ACCOUNTS RECEIVABLE, NET	18,243,840	10	19,106,885	11
5	OTHER ACCOUNTS RECEIVABLE, NET	3,824,488	2	2,151,646	1
6	INVENTORIES	964,795	1	938,321	1
7	OTHER CURRENT ASSETS	6,895,060	4	7,849,149	5
8	LONG - TERM	1,433,755	1	877,230	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	1,383,058	1	839,682	1
11	OTHER INVESTMENTS	50,697	0	37,548	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	122,714,989	65	124,595,673	75
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	317,530,559	169	293,332,601	176
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	196,234,541	105	172,118,033	103
17	CONSTRUCTIONS IN PROGRESS	1,418,971	1	3,381,105	2
18	DEFERRED ASSETS, NET	1,865,345	1	751,836	0
19	OTHER ASSETS	25,187,033	13	7,930,932	5

20	TOTAL LIABILITIES	103,364,577	100	98,318,153	100

21	CURRENT LIABILITIES	34,490,525	33	36,936,397	38
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	13,601,195	13	7,456,956	8
24	STOCK MARKET LOANS	850,000	1	11,880,411	12
25	TAXES PAYABLE	3,304,504	3	3,198,171	3
26	OTHER CURRENT LIABILITIES	16,734,826	16	14,400,859	15
27	LONG - TERM LIABILITIES	48,114,037	47	42,142,104	43
28	BANK LOANS	12,985,037	13	17,986,128	18
29	STOCK MARKET LOANS	35,129,000	34	24,155,976	25
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	20,760,015	20	14,793,734	15
32	OTHER LIABILITIES	0	0	4,445,918	5

33	CONSOLIDATED STOCKHOLDERS' EQUITY	84,407,356	100	68,068,822	100

34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	84,407,356	100	68,068,822	100
36	CONTRIBUTED CAPITAL	46,303,808	55	40,279,910	59
37	CAPITAL STOCK (NOMINAL)	302,971	0	310,461	0
38	RESTATEMENT OF CAPITAL STOCK	27,873,330	33	28,366,063	42
39	PREMIUM ON SALES OF SHARES	18,127,507	21	11,603,386	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	38,103,548	45	27,788,912	41
42	RETAINED EARNINGS AND CAPITAL RESERVE	91,096,474	108	90,086,855	132
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(62,897,412)	(75)	(73,962,004)	(109)
45	NET INCOME	9,904,486	12	11,664,061	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	6,642,628	100	2,185,303	100
46	CASH	1,043,703	16	1,334,040	61
47	SHORT-TERM INVESTMENTS	5,598,925	84	851,263	39

18	DEFERRED ASSETS, NET	1,865,345	100	751,836	100
48	AMORTIZED OR REDEEMED EXPENSES	769,856	41	617,971	82
49	GOODWILL	1,095,489	59	133,865	18
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	34,490,525	100	36,936,397	100
52	FOREIGN CURRENCY LIABILITIES	11,901,195	35	16,295,979	44
53	MEXICAN PESOS LIABILITIES	22,589,330	65	20,640,418	56

24	STOCK MARKET SHORT-TERM SECURITIES	850,000	100	11,880,411	100
54	COMMERCIAL PAPER	0	0	954,177	8
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	850,000	100	10,926,234	92

26	OTHER CURRENT LIABILITIES	16,734,826	100	14,400,859	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,734,826	100	14,400,859	100

27	LONG - TERM LIABILITIES	48,114,037	100	42,142,104	100
59	FOREIGN CURRENCY LIABILITIES	40,214,037	84	34,375,479	82
60	MEXICAN PESOS LIABILITIES	7,900,000	16	7,766,625	18

29	STOCK MARKET LONG-TERM SECURITIES	35,129,000	100	24,155,976	100
61	BONDS	35,129,000	100	24,155,976	100
62	MEDIUM-TERM NOTES	0	0	0	0

30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	20,760,015	100	14,793,734	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	20,760,015	100	14,793,734	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	0	100	4,445,918	100
68	RESERVES	0	0	4,445,918	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(62,897,412)	100	(73,962,004)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,139,473)	21	(13,138,615)	18
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(49,757,939)	79	(60,823,389)	82

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,080,286	(4,705,093)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	4,445,918
74	EXECUTIVES (*)	124	134
75	EMPLOYEES (*)	11,233	11,471
76	WORKERS (*)	49,989	51,563
77	OUTSTANDING SHARES (*)	12,118,859,954	12,418,455,194
78	REPURCHASE OF OWN SHARES (*)	381,537,500	358,646,531

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	59,152,706	100	58,060,801	100
2	COST OF SALES AND SERVICES	30,866,980	52	29,890,012	51
3	GROSS INCOME	28,285,726	48	28,170,789	49
4	OPERATING COSTS	8,933,795	15	8,714,273	15
5	OPERATING INCOME	19,351,931	33	19,456,516	34
6	COMPREHENSIVE FINANCING COST	1,685,382	3	879,134	2
7	INCOME AFTER COMPREHENSIVE FINANCING COST	17,666,549	30	18,577,382	32
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	17,666,549	30	18,577,382	32
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,721,544	13	6,810,355	12
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	9,945,005	17	11,767,027	20
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(40,519)	0	(102,966)	0
13	INCOME FROM CONTINUOUS OPERATIONS	9,904,486	17	11,664,061	20
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	9,904,486	17	11,664,061	20
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	9,904,486	17	11,664,061	20
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	9,904,486	17	11,664,061	20

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	59,152,706	100	58,060,801	100
21	DOMESTIC	57,416,841	97	57,283,122	99
22	FOREIGN	1,735,865	3	777,679	1
23	TRANSLATION INTO DOLLARS (***)	152,114	0	70,197	0

6	COMPREHENSIVE FINANCING COST	1,685,382	100	879,134	100
24	INTEREST EXPENSE	2,796,619	166	2,941,852	335
25	EXCHANGE LOSS	674,341	40	689,570	78
26	INTEREST INCOME	1,066,457	63	2,014,822	229
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(719,121)	(43)	(737,466)	(84)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,721,544	100	6,810,355	100
32	INCOME TAX	6,673,463	86	5,570,876	82
33	DEFERRED INCOME TAX	(387,014)	(5)	15,109	0
34	EMPLOYEE PROFIT SHARING	1,435,095	19	1,224,370	18
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	59,152,705	58,060,800
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	119,914,595	119,123,941
39	OPERATING INCOME (**)	40,172,513	40,615,234
40	NET INCOME OF MAJORITY INTEREST (**)	21,069,589	22,028,989
41	NET INCOME (**)	21,069,589	22,028,989

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

		Amount	%	Amount	%
1	OPERATING REVENUES	30,079,675	100	29,136,848	100
2	COST OF SALES AND SERVICES	15,905,321	53	14,981,801	51
3	GROSS INCOME	14,174,354	47	14,155,047	49
4	OPERATING COST	4,499,158	15	4,451,692	15
5	OPERATING INCOME	9,675,196	32	9,703,355	33
6	COMPREHENSIVE FINANCING COST	1,648,678	5	(799,751)	(3)
7	INCOME AFTER COMPREHENSIVE FINANCING COST	8,026,518	27	10,503,106	36
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,026,518	27	10,503,106	36
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,613,438	12	3,969,766	14
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	4,413,080	15	6,533,340	22
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(12,004)	0	(65,636)	0
13	INCOME FROM CONTINUOUS OPERATIONS	4,401,076	15	6,467,704	22
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	4,401,076	15	6,467,704	22
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	4,401,076	15	6,467,704	22
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	4,401,076	15	6,467,704	22

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	30,079,675	100	29,136,848	100
21	DOMESTIC	28,843,108	96	28,648,087	98
22	FOREIGN	1,236,567	4	488,761	2
23	TRANSLATION INTO DOLLARS (***)	107,163	0	44,994	0

6	COMPREHENSIVE FINANCING COST	1,648,678	100	(799,751)	100
24	INTEREST EXPENSE	1,476,913	90	2,483,158	310
25	EXCHANGE LOSS	991,318	60	0	0
26	INTEREST INCOME	776,537	47	1,689,795	211
27	EXCHANGE GAIN	0	0	1,520,506	190
28	INCOME DUE TO MONETARY POSITION	(43,016)	(3)	(72,608)	(9)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,613,438	100	3,969,766	100
32	INCOME TAX	2,957,494	82	3,241,264	82
33	DEFERRED INCOME TAX	(59,022)	(2)	134,922	3
34	EMPLOYEE PROFIT SHARING	714,966	20	593,580	15
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM APRIL 01 TO JUNE 30, 2004 & 2003 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	9,904,486	11,664,061
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	10,126,058	10,221,339
3	CASH FLOW FROM NET INCOME FOR THE YEAR	20,030,544	21,885,400
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	6,368,955	(12,231,071)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	26,399,499	9,654,329
6	CASH FLOW FROM OUTSIDE FINANCING	(7,741,351)	(8,443,876)
7	CASH FLOW FROM OWN FINANCING	(4,764,495)	(9,909,827)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(12,505,846)	(18,353,703)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(17,611,504)	(2,603,471)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,717,851)	(11,302,845)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,360,479	13,488,148
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,642,628	2,185,303

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	10,126,058	10,221,339
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	10,472,553	10,103,264
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	118,075
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(346,495)	0

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	6,368,955	(12,231,071)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(679,079)	(893,855)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(50,207)	250,813
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	4,726,059	(4,090,518)
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,372,182	(7,497,511)

6	CASH FLOW FROM OUTSIDE FINANCING	(7,741,351)	(8,443,876)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	15,618,534	5,574,128
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	75,237
27	(-) BANK FINANCING AMORTIZATION	(16,086,071)	(13,398,099)
28	(-) DEBT SECURITIES AMORTIZATION	(6,713,355)	(695,142)
29	(-) OTHER FINANCING AMORTIZATION	(560,459)	0

7	CASH FLOW FROM OWN FINANCING	(4,764,495)	(9,909,827)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	17,480	(599,837)
31	(-) DIVIDENS PAID	(3,924,785)	(3,863,961)
32	+ PREMIUM ON SALE OF SHARES	6,523,370	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(7,380,560)	(5,446,029)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(17,611,504)	(2,603,471)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(4,734,931)	(1,129)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,119,274)	(2,566,017)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	(571,752)	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(7,185,547)	(36,325)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	16.74%		20.09%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	24.96%		32.36%
3	NET INCOME TO TOTAL ASSETS ( **)	11.22%		13.24%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	17.19%		18.68%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.26%		6.32%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.64	times	0.72	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.98	times	0.96	times
8	INVENTORIES ROTATION (**)	65.91	times	41.25	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	51	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.95%		9.69%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.05%		59.09%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.22	times	1.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.42%		51.54%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.21%		33.82%
15	OPERATING INCOME TO INTEREST EXPENSE	6.92	times	6.61	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.16	times	1.21	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.06	times	0.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.03	times	0.85	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.35	times	0.33	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.26%		5.92%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	33.86%		37.69%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	10.77%		(21.07)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	9.44	times	3.28	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	61.90%		46.01%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	38.10%		53.99%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	29.07%		98.56%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.74		$1.77	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.74		$1.77	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	6.96		$5.48	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.32		$0.31	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.79	times	3.07	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.17	times	9.50	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Second Quarter 2004

Second Quarter Results

  In the second quarter of 2004, 383 thousand lines were added raising the total to 16 million 466 thousand lines, an increase of 9.3%
  110 thousand users were added to broadband Internet service, increasing the number of Prodigy Infinitum accounts to 339 thousand
  305 thousand line equivalents for the data business were added, totaling 2 million 769 thousand lines, an increase of 33.3%

Traffic

  Local calls increased 2.3%
  Interconnection traffic increased 15.3%
  DLD minutes increased 7.5%
  ILD outgoing minutes increased 9.1%

Financial

  Revenues totaled 30,080 million pesos, 3.2% higher than in 2003
  EBITDA rose to 15,087 million pesos, 2.9% higher than the second quarter of 2003
  Earnings per share were 0.36 pesos and 0.64 dollars per ADR

Operating results

Local

Line gain for the quarter was 382,893, 16.3% higher than the second quarter of 2003. At June 30, there were 16,465,654 lines, an annual increase of 9.3%. Of the additions during the quarter, the prepaid system generated 26.9%, bringing the total of Multifon Hogar lines to 899,311, 116.0% more than the previous year.

In the second quarter, digital services attained market penetration of 36.5% of lines in service. At June 30, there were 6,491,121 basic voice mails (Buzon TELMEX) in operation, an increase of 200.5% compared with the previous year and market penetration of 39.4% of lines in service.

During the quarter, 6,709 million local calls were made, an annual increase of 2.3%. For the six months, total local traffic was 13,463 million calls, 3.1% higher than the same period of 2003.

Interconnection traffic totaled 7,502 million minutes during the quarter, 15.3% more than in the same period of the previous year. For the first half, interconnection traffic increased 14.2% compared with the same period of last year totaling 14,365 million minutes.

Long distance

In the second quarter, DLD traffic totaled 4,158 million minutes, 7.5% higher than the same period of 2003. In the first half, DLD traffic totaled 8,188 million minutes, with an increase of 6.4% compared with the same period of the previous year.

ILD outgoing minutes increased 9.1% totaling 415 million minutes. Incoming ILD minutes totaled 1,212 million minutes, 100.7% higher than the same period of 2003. The incoming-outgoing ratio was 2.9 compared with 1.6 last year. For the six months, ILD outgoing minutes totaled 834 million and incoming 2,107 million, providing increases of 8.3% and 84.7%, respectively, compared with the same periods of 2003.

Data

At June 30, Internet access accounts (dial-up and broadband) rose to 1,551,610, an increase of 20.5% compared with the same period of the previous year.

In the second quarter, the number of new Prodigy Infinitum (ADSL) customers doubled compared with the first quarter as 110,414 signed up for the broadband service. At June 30, there were 339,306 Prodigy Infinitum accounts in operation, 177.0% more than the same period of 2003.

In corporate services related to data transmission, there was an increase of 33.3% in line equivalents compared with the previous year, bringing the total to 2,768,980 line equivalents for data.

Acquisitions

TELMEX continued its international expansion with three transactions that will help the company to consolidate its presence in the Chilean and Brazilian markets and complement the services it offers in the region.

In April, TELMEX announced that it would acquire the participation of MCI, Inc. in Embratel Participações S.A. (Embratel) for 400 million dollars. The shares to be purchased represent approximately 51.8% of the outstanding voting stock of Embratel and approximately 19.3% of Embratel's total equity. As part of this process, Anatel approved TELMEX's acquisition of Embratel.

In April, TELMEX acquired 40% of Chilesat Corp. S.A. (Chilesat) in a private transaction. In accordance with Chilean law, the company announced that it would make a public offer to acquire the remaining shares. In June, TELMEX acquired 278.5 million of Chilesat's additional shares, increasing TELMEX's participation to 99.3% of Chilesat. The total amount invested in this company was 114 million dollars.

In June, TELMEX announced its intention to acquire a participation in Net Serviços de Comunicação S.A. (Net). The price of the transaction will depend on Net's debt restructure and it is estimated that it will be between 250 and 370 million dollars for a participation of between 30% to 60% of the total shares outstanding. The transaction is subject to the debt restructuring and to related regulatory approvals.

Consolidated Financial Results

Revenues

In the second quarter of 2004, total revenues rose to 30,080 million pesos, an increase of 3.2%, compared with the same period of the previous year. For the six months, revenues increased 1.9%, totaling 59,153 million pesos.

  Local: revenues increased 2.0% compared with the second quarter of 2003. The increase was due to line gain and local traffic growth as well as the increase in penetration of digital services and Buzon TELMEX. For the six months, these revenues increased 1.0%.
  DLD: revenues increased 5.1% in the second quarter due to the incorporation of the subsidiaries in Latin America as well as growth in the data business. The increase for the six months was 3.0%.
  ILD: revenues increased 4.3% compared with the second quarter of 2003 due to the increase of incoming traffic. For the first half, these revenues increased 2.8%.
  Interconnection: revenues increased 1.5% compared with the second quarter of the previous year as a result of higher traffic for the several telecommunications operators that use the company's infrastructure. For the six months, interconnection revenues increased 0.6%.
  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 24.0% in the second quarter compared with the same period of 2003. These revenues rose to 4,167 million pesos in the second quarter, reflecting the increase in the number of broadband users, a higher number of line equivalents in operation and the incorporation of the new subsidiaries in Latin America. For the six months, these revenues increased 19.8%, totaling 8,085 million pesos.

Costs and Expenses

Costs and expenses increased 5.0% compared with the same period of the previous year and 3.1% for the six months totaling 20,405 and 39,801 million pesos, respectively.

  Cost of sales and services: increased 6.9% due to higher payments for the development of engineering projects related to the company's investment program, higher data network maintenance expenses and increases in the cost of electricity service. Additionally, the increase reflected last-mile access costs paid by TELMEX's subsidiaries in Latin America and salary and benefit costs for those companies' personnel. For the six months, cost of sales and services increased 4.2%.

  Commercial, administrative and general expenses: increased 1.1% in the quarter due to higher advertising related to Prodigy Infinitum 256 Kbps and Lada 100, as well as higher commission payments for collecting services. For the six months, they increased 2.5%.

  Interconnection: decreased 0.2% due to the stabilization of Calling Party Pays traffic in the quarter. For the six months, they increased 0.6%.

  Depreciation and Amortization: increased 9.2% in the quarter due to the incorporation of additional assets from the new subsidiaries in Latin America as well as the devaluation of the Mexican peso to the US dollar. For the six months, the increase was 3.7%.

EBITDA and Operating Income

EBITDA rose to 15,087 million pesos in the quarter, 2.9% higher than the same period of last year. Operating income totaled 9,675 million pesos, almost the similar amount as the same period of the previous year. The EBITDA and operating margins were 50.2% and 32.2%, respectively. For the six months, EBITDA and operating income were 29,825 and 19,352 million pesos, respectively an increase of 0.9% and a decrease of 0.5%, compared with the same period in the previous year.

Comprehensive Financing Cost

Comprehensive financing cost was 1,648 million pesos during the second quarter compared with a positive impact (due to an exchange gain) of 800 million pesos in the year-ago period. The cost in the 2004 period was due to a net interest charge of 700 million pesos and an exchange loss of 991 million pesos caused by the 2.3% devaluation of the peso to the US dollar (11.4116 vs. 11.1540 pesos per dollar), partially offset by a monetary gain of 43 million pesos.

Net Income

Net income totaled 4,401 million pesos, 32.0% lower than the same period of 2003, partially due to the impact of comprehensive financing cost. For the six months, net income totaled 9,904 million pesos, 15.1% lower than the same period of 2003. Earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.36 pesos, and earnings per ADR were 0.64 dollars.

Repurchase of Shares

From April 1st to June 30, the company repurchased 201,963,800 of its own shares outstanding, representing 1.7% of outstanding shares at the end of March.

Debt

Total debt, short-term and long-term equaled 5.482 billion dollars compared with 5.627 billion dollars in June 2003, a decrease of 2.6%. Excluding hedges, 83.3% of total debt was foreign-denominated and at the end of the quarter, currency hedges covered 350 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% with average maturities of 5 years and interest rate swaps for 1,050 million dollars resulting in an integrated effect of a reduction of 91 basis points in the cost of the floating interest rate. After the interest rate swaps, fixed rate debt represents 69.0% of total debt.

Syndicated Bank Loan

On July 15, TELMEX closed on a syndicated bank loan for 2.425 billion dollars in two tranches. The first includes 1.525 billion dollars with a three-year maturity at Libor plus 0.45% and the second is for 900 million dollars with a five-year maturity at Libor plus 0.525%. Twenty-two banks participated in this transaction.

Convertible Senior Debentures

On June 16, TELMEX announced that it issued 385,285,200 series "L" shares from treasury as a result of the maturity and conversion of its U.S.$1,000,000,000 4.25% Convertible Senior Debentures issued in June 1999 with maturity on June 15, 2004. The transaction covered the outstanding balance at the moment of conversion of approximately 570 million dollars of the debentures.

Consolidation Effect of Subsidiaries in Latin America

Integrating TELMEX's subsidiaries in Latin American in the second quarter income statement resulted in recognizing additional revenues of 548 million pesos and operating expenses of approximately 646 million pesos including depreciation of 166 million pesos. EBITDA totaled 68 million pesos.

Local Service Business Mexico
Income statements (Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Operating revenues
Access, rent and measured service	13,753	13,598	1.1	27,216	27,091	0.5
Recovery of LADA special projects	605	462	31.0	1,124	942	19.3
LADA interconnection	1,145	875	30.9	2,127	1,782	19.4
Interconnection with operators	359	293	22.5	637	569	12.0
Interconnection with cellular	4,199	4,235	(0.9)	8,297	8,360	(0.8)
Other	2,286	2,077	10.1	4,445	4,186	6.2
Total	22,347	21,540	3.7	43,846	42,930	2.1

Operating costs and expenses
Cost of sales and services	5,197	4,890	6.3	9,909	9,282	6.8
Commercial, administrative and general	3,882	3,853	0.8	7,468	7,457	0.1
Interconnection	3,153	3,161	(0.3)	6,270	6,238	0.5
Depreciation and amortization	3,556	3,349	6.2	6,872	6,763	1.6
Total	15,788	15,253	3.5	30,519	29,740	2.6

Operating income	6,559	6,287	4.3	13,327	13,190	1.0

EBITDA	10,115	9,636	5.0	20,199	19,953	1.2
EBITDA Margin (%)	45.3	44.7	0.6	46.1	46.5	(0.4)
Operating Margin (%)	29.4	29.2	0.2	30.4	30.7	(0.3)

Comments on Local Financial Results Mexico

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter increased 3.7% compared with the same period of the previous year. This result was due to the increase in interconnection on TELMEX's network from LADA and other long distance operators. Total local revenues were 22,347 million pesos and 43,846 million pesos for the six months, an increase of 2.1%

Operating costs and expenses rose 3.5% compared with the second quarter of 2003, reflecting an increase in the cost of sales and services of 5,197 million pesos and higher depreciation and amortization of 3,556 million pesos. Total operating costs and expenses were 15,788 million pesos in the second quarter and 30,519 million pesos for the six months, an increase of 2.6%.

For the quarter, operating income increased 4.3% to 6,559 million pesos and EBITDA totaled 10,115 million pesos, 5.0% higher than the same period of 2003. For the first half, EBITDA increased 1.2%, totaling 20,199 million pesos.

Long Distance Business Mexico
Income statements (Millions of Mexican constant pesos as of June 2004)	2Q2004	2Q2003	% Increase	6 months 2004	6 months 2003	% Increase
Operating revenues
Domestic long distance	3,925	4,427	(11.3)	7,928	8,928	(11.2)
International long distance	1,840	1,819	1.2	3,614	3,556	1.6
Total	5,765	6,246	(7.7)	11,542	12,484	(7.5)

Operating costs and expenses
Cost of sales and services	1,175	1,235	(4.9)	2,256	2,388	(5.5)
Commercial, administrative and general	1,181	1,255	(5.9)	2,395	2,458	(2.6)
Interconnection to the local network	1,036	803	29.0	1,932	1,640	17.8
Cost of LADA special projects	543	420	29.3	1,012	859	17.8
Depreciation and amortization	741	743	(0.3)	1,432	1,457	(1.7)
Total	4,676	4,456	4.9	9,027	8,802	2.6

Operating income	1,089	1,790	(39.2)	2,515	3,682	(31.7)

EBITDA	1,830	2,533	(27.8)	3,947	5,139	(23.2)
EBITDA Margin (%)	31.7	40.6	(8.9)	34.2	41.2	(7.0)
Operating Margin (%)	18.9	28.7	(9.8)	21.8	29.5	(7.7)

Comments on Long Distance Financial Results Mexico

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 7.7% in the second quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international and domestic long distance traffic. Total long distance revenues were 5,765 million pesos in the second quarter and 11,542 for the first half, decreases of 7.7% 7.5%, respectively.

In the second quarter, reductions of 60 million pesos in costs of sales and services and 74 million pesos in commercial, administrative and general expenses partially offset the increase in interconnection charges. Total operating costs and expenses increased 4.9% compared with the second quarter of 2003 and totaled 4,676 million pesos. For the six months, operating costs and expenses increased 2.6%, totaling 9,027 million pesos.

Operating income decreased 39.2% and EBITDA decreased 27.8% in the second quarter, totaling 1,089 and 1,830 million pesos, respectively. For the six months, operating income and EBITDA decreased 31.7% and 23.2%, respectively, with operating income totaling 2,515 million pesos and EBITDA totaling 3,947 million pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Consolidated

Final printing

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S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the second quarter of 2004 by the specific index method and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 317,530,559	Ps. 345,341,402
Depreciation	(196,234,541)	(222,758,058)
Construction in progress	1,418,971	1,419,216

Total	122,714,989	124,002,560

Results	10,309,986	10,841,999

S 18 DEFERRED ASSETS

At June 30, 2004, deferred assets rose to Ps. 1,865,345 that is comprised mainly by Ps. 576,010, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services in Mexico, that will be amortized in 20 years and the amount of Ps. 1,095,489 corresponds to goodwill that is caused by the share acquisitions of the mexican companies Teckmarketing and Multicom as well as the share acquisitions of the foreign companies Techtel and Chilesat.

S 19 OTHER ASSETS

This item rose to $ 25,187,033 and $ 7,930,932 at June 30, 2004 and 2003, respectively, and is comprised by the following:
	2004	2003
Inventories	Ps. 1,721,840	Ps. 1,093,918
Intangible assets D-3	0	6,837,014
Projected net Asset D-3	23,465,193	0

INVENTORIES: are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

INTANGIBLE ASSETS: derived from the application of Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accounts (IMCP)

PROJECTED NET ASSET (D-3):

At June 30, 2004, the market value of the established fund was greater than the Accumulated Benefit Obligation (ABO), accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset of $23,465,193.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

The "4.25% Convertible Senior Debentures Due 2004" matured on June 15, 2004.

During 2003 and 2004, Telmex made several purchases of the convertible debentures in the market for the amount of US$ 424.7 million and some holders elected to convert their convertible debentures into ADR's in the amount of

US$5 million. On the maturity date, the remaining balance was US$570.3 million that was completely amortized in the following manner: US$569.8 million exercised their right of conversion for 385,285,200 (three hundred and eighty five million two hundred and eighty five thousand two hundred) shares at a conversion rate of 33.8110 ADRs (each ADR is equivalent to 20 series "L" shares) per US$1,000 principal amount of debentures, and US$0.5 million were amortized in cash.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable bi-annually. Additionally, on May 8, 2001 TELMEX issued additional senior notes for U.S.$500 million with the same characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million, face value (Ps. 4,250 million in 2001, face value) under a program authorized by the National Banking and Securities Commission.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At June 30, 2004 and 2003, this item rose to Ps. 16.734.826 and Ps. 14,400,859 respectively and is comprised by the following concepts:
	2004	2003
Accounts payable	Ps. 11,698,787	Ps. 8,757,863
Accrued liabilities	3,752,006	3,974,949
Deferred credits	1,284,033	1,668,047

Short-Term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

This item rose to $ 35,129,000 and $ 24,155,976 at June 30, 2004 and 2003, respectively and is comprised by the following:
	2004	2003
Domestic Senior Notes	Ps 6,600,000	Ps. 7,766,625
Bonds	28,529,000	16,389,351

S 31 DEFERRED CREDITS

At June 30, 2004 and 2003, this item rose to Ps. 20,760,015 and Ps. 14,793,734, respectively and corresponds to deferred taxes based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At June 30, 2003 this item rose to Ps. 4,445,918 and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 37 CAPITAL STOCK AND S 39 PREMIUM ON SALE OF SHARES

With regard to the "4.25% Convertible Senior Debentures Due 2004" issued on June 11, 1999, the outstanding balance of U.S.$570.3 million matured on June 15, 2004. From this amount US $569.8 million were converted into "L" shares at the conversion rate of 33.8110 ADRs per U.S.$1,000 principal amount of debentures (each ADR represents 20 series "L" shares). Upon conversion, TELMEX issued from its treasury 385,285,200 (three hundred eighty five million two hundred eighty five thousand two hundred) series "L" shares.

S 42 RETAINED EARNINGS

At June 30, 2004 and 2003, this item rose to Ps. 91,096,474 and Ps. 90,086,855, respectively and is comprised by the following concepts:
	2004	2003
Legal reserve	Ps. 16,915,370	Ps. 16,250,479
Unappropriated earnings of prior years	74,181,104	73,836,376

On March 1st, 2004 and April 29, 2003, stockholders meeting approved an increase of Ps. 12,000,000 (nominal value) and Ps. 7,601,474 (nominal value) respectively, in the total authorized nominal amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 12,001,362 (nominal value) and Ps 10,000,000 (nominal value), respectively.

From January to June 2004, the Company acquired 380.7 million Series "L" shares for Ps. 7,346,877 (historical cost of Ps. 7,325,186) and 0.8 million Series "A" shares for Ps. 16,286 (historical cost of Ps. 16,229).

From January to June 2003, the Company acquired 358.9 million Series "L" shares for Ps. 6,038,706 (historical cost of Ps. 5,783,662) and 1.8 million Series "A" shares for Ps. 30,217 (historical cost of Ps. 28,896).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At June 30, 2004 and 2003, this item rose to Ps. (62,897,412) and Ps. (73,962,004), respectively and is comprised in the following manner:
	2004	2003
Accumulated monetary position loss	Ps. (13,139,473)	Ps. (13,138,615)
Result from holding non-monetary assets	(49,757,939)	(60,823,389)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At June 30, 2004 and 2003 this item rose to Ps. 8,970,325 and Ps. 13,309,883, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:
	2004	2003
Net income for the period	Ps. 9,904,486	Ps. 11,664,061
Result from holding non-monetary assets	2,071,514	3,099,204
Deferred income tax of the period	(317,934)	(1,082,564)
Effect of labor obligations	0	(370,818)
Effect of securities available for sale	(2,687,741)	0

Comprehensive Income	8,970,325	13,309,883

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At June 30, 2004 and 2003, Telmex Group recognized a net income of Ps. (387,014) and Ps. 15,109, respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the total cost of goods and services (Ref. R 2) between the inventory of goods for sale (Ref. S 6), fact that affects the result.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	29,927,338
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,204,268
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,155,283
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	516,849
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	58
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	850,907
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	165,135
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	116,919
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	68,102
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,365
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	29,254
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	73,571
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	891,632
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	80,061
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	189,224
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,747
17	Telmex International, Inc.	Holding Company in the U S A.	4	100	202,570	237,600
18	Instituto Tecnológico de Telefonos de Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	260,229
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	555,186
21	Uninet, S.A. de C.V.	Data transmission services	67,559,615	100	6,755,961	7,209,681
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,477,798,600	100	447,298	681,906
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	69
24	Teninver, S.A. de C.V.	Managment of yellow pages	9,108,921	100	409,687	827,744
25	Latam Telecomunicaciones, L.L.C.	Investments in all types of businesses	100	100	5,246,715	5,257,044
26	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,867	1,212,140

	TOTAL INVESTMENT IN SUBSIDIARIES				33,939,077	59,514,316

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	202,904
2	Technology Fund I, LLC	Communication services	500	50	20,898	17,587
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45	510,138	473,650
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	97,425
5	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	28,441
6	Telmex Corp., S.A. (antes Chilesat Corp., S.A.)	Long Distance Services in Chile	466,327,174	99.28	1,295,447	563,051

	TOTAL INVESTMENT IN ASSOCIATES				2,911,113	1,383,058
	OTHER PERMANENT INVESTMENTS					50,697
	T O T A L					60,948,071

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type /	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
Institution
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/05	2.94	0	0	0	0	0	0	0	0	16,193	16,193	3,383	0	0	0
ABN AMRO BANK (1)	15/07/04	1.49	0	0	0	0	0	0	0	0	5,135,220	0	0	0	0	0
ABN AMRO BANK (1)	14/03/08	3.37	0	0	0	0	0	0	0	0	236,383	236,383	472,766	472,766	0	0
BANAMEX AG. NY (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	4,064	2,051	4,102	2,051	0	0
BANCA SERFIN AG.NY (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	2,133	1,072	2,144	1,072	0	0
BBV ARGENTARIA S.A. (1)	22/12/07	2.69	0	0	0	0	0	0	0	0	91,785	91,785	183,569	183,569	91,785	0
BANCO INTERNAC SAG (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	578	292	583	292	0	0
BANCO SANTANDER CH NY (1)	27/11/08	2.14	0	0	0	0	0	0	0	0	14,570	14,570	29,139	29,139	16,698	1,093
BANK OF AMERICA (1)	14/04/06	2.19	0	0	0	0	0	0	0	0	74,344	64,651	79,712	0	0	0
BANK OF AMERICA (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	25,516	12,878	25,756	12,878	0	0
BANK OF AMERICA (1)	19/07/04	1.40	0	0	0	0	0	0	0	0	570,580	0	0	0	0	0
BARCLAYS BANK, BRUSS (1)	31/12/04	3.19	0	0	0	0	0	0	0	0	45,967	0	0	0	0	0
BARCLAYS BANK, BRUSS (1)	31/12/05	2.94	0	0	0	0	0	0	0	0	49,420	49,420	49,420	0	0	0
CITIBANK, N.A. (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	80,594	40,491	80,982	40,491	0	0
CITIBANK, N.A. (1)	15/07/04	1.48	0	0	0	0	0	0	0	0	570,580	0	0	0	0	0
DEXIA BANK (1)	31/12/14	2.94	0	0	0	0	0	0	0	0	140,736	141,192	282,383	282,383	242,446	560,760
EXPORT DEVELOPMENT (1)	22/04/08	2.49	0	0	0	0	0	0	0	0	218,617	196,607	348,857	172,078	29,607	9,072
GOLDMAN SACHS INT. (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	5,675	2,864	5,728	2,864	0	0
JAPAN BANK FOR INT COOP (1)	10/10/11	2.82	0	0	0	0	0	0	0	0	0	403,533	807,066	807,066	807,066	2,824,731
KREDITANSTALT FUR W. (1)	15/12/06	3.24	0	0	0	0	0	0	0	0	66,568	66,568	133,135	66,568	0	0
KREDITANSTALT FUR W. (1)	30/11/04	2.44	0	0	0	0	0	0	0	0	1,262	0	0	0	0	0
NATEXIS BANQUE (2)	31/03/22	2.00	0	0	0	0	0	0	0	0	10,273	10,273	20,545	20,545	20,545	207,386
NORDEA BANK FINLAND (1)	04/12/07	3.19	0	0	0	0	0	0	0	0	181,852	181,852	306,646	76,646	8,910	0
NORDIC INVESTMENT BANK (1)	06/12/06	3.04	0	0	0	0	0	0	0	0	57,058	57,058	114,116	57,058	0	0
SKANDINAVISKA ENSKILDA (1)	28/02/10	3.37	0	0	0	0	0	0	0	0	3,981	3,981	7,963	7,963	7,963	15,926
SOCIETE GENERALE PARIS (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	4,252	2,146	4,292	2,146	0	0
SOCIETE GENERALE PARIS (1)	24/12/06	2.75	0	0	0	0	0	0	0	0	4,471	2,256	4,513	2,256	0	0
SOCIETE GENERALE PARIS (1)	14/05/07	2.69	0	0	0	0	0	0	0	0	22,386	15,445	7,171	92	0	0
BANK OF TOKYO-MIT (1)	28/12/08	3.29	0	0	0	0	0	0	0	0	161,134	161,134	322,268	322,268	208,152	0
BANAMEX, S.A. (1)	27/06/05	2.94	0	0	109,627	111,542	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (3)	01/07/04	6.65	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.84	0	0	62,923	63,865	130,613	66,777	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.94	0	0	119,549	123,559	127,707	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	19/07/04	1.61	0	0	228,232	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	19/07/04	1.40	0	0	570,580	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	19/07/04	1.46	0	0	570,580	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/05	7.18	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/06	2.75	0	0	13,301	6,713	13,426	6,713	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/07	7.72	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	01/07/04	6.80	700,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/06	2.82	0	0	148,602	151,444	311,645	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDER (1)	24/12/06	2.75	0	0	26,069	13,137	26,274	13,137	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT (3)	01/07/04	6.65	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1)	01/12/05	5.52	0	0	0	0	0	0	0	0	6,567	1,509	734	0	0	0
VARIAS INSTITUCIONES (2)	01/06/11	7.32	0	0	0	0	0	0	0	0	2,317	192	7,250	7,034	7,609	55,548
TOTAL BANKS			1,700,000	1,300,000	1,849,463	470,260	609,665	86,627	0	0	7,805,076	1,776,396	3,304,223	2,569,225	1,440,781	3,674,516

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
SENIOR NOTES DUE 2006 (2)	26/01/06	8.25	0	0	0	0	0	0	0	0	0	0	17,117,400	0	0	0
SENIOR NOTES DUE 2008 (2)	19/11/08	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,411,600
CERT. BURSATIL TMX 02-2 (5)	10/02/05	8.22	850,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (6)	09/02/07	8.35	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C. B. TMX 01, 02-3 Y 02-4 (2)	31/05/12	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
C. B. TELMEX 01-2 (6)	26/10/07	8.45	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			850,000	6,600,000	0	0	0	0	0	0	0	0	17,117,400	0	0	11,411,600

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			16,734,826	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,734,826	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			19,284,826	7,900,000	1,849,463	470,260	609,665	86,627	0	0	7,805,076	1,776,396	20,421,623	2,569,225	1,440,781	15,086,116

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  TIIE plus margin
  CETES plus margin
  CETES plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.94 at June 30, 2004
  TIIE at 28 days is equivalent to 7.1781 at June 30, 2004
  TIIE at 92 days is equivalent to 7.6500 at June 24, 2004
  CETES at 91 days is equivalent to 7.2200 at June 24, 2004
  CETES at 182 days is equivalent to 7.5500 at June 24, 2004

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30,2004 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	4,539,986	11.4116
EURO	21,789	13.8788

E.- There are other liabilities in foreign currency for an equivalent amount of P.4,322 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	528,137	6,026,883	0	0	6,026,883

LIABILITIES	4,539,986	51,808,505	26,878	306,727	52,115,232
SHORT-TERM LIABILITIES	1,040,422	11,872,880	2,481	28,315	11,901,195
LONG-TERM LIABILITIES	3,499,564	39,935,625	24,397	278,412	40,214,037
NET BALANCE	(4,011,849)	(45,781,622)	(26,878)	(306,727)	(46,088,349)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	4,539,986	11.4116
EURO	21,789	13.8788

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	39,624,973	85,658,395	46,033,422	0.62	285,407
FEBRUARY	39,882,677	83,525,438	43,642,761	0.60	261,857
MARCH	40,488,616	86,043,360	45,554,744	0.34	154,886
APRIL	40,758,086	86,616,943	45,858,857	0.15	68,788
MAY	36,597,526	86,863,622	50,266,096	(0.25)	(125,665)
JUNE	36,821,957	86,283,761	49,461,804	0.16	79,139
ACTUALIZATION :	0	0	0	0.00	3,731
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(9,022)
TOTAL					719,121

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

---

FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE				0	0

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				27,296,126
LONG DISTANCE SERVICE				18,871,662
INTERCONNECTION				8,932,726
OTHERS				2,316,327
TOTAL				57,416,841

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				1,051,153
LOCAL SERVICE				52,462
LONG DISTANCE SERVICE				536,635
INTERCONNECTION				46,921
OTHERS				48,694

TOTAL				1,735,865

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

---

ITEM	Thousand Mexican Pesos
	1st. Quarter 04 Jan-Mar	2nd. Quarter 04 Apr-Jun	Total 2004	% of Advance	Budget 2004

DATA AND CONNECTIVITY	336,729	795,766	1,132,495	45.5	2,488,000
INTERNAL PLANT	549,441	871,539	1,420,980	33.0	4,312,125
OUTSIDE PLANT	596,408	1,054,857	1,651,265	32.1	5,145,681
TRANSMISSION NETWORK	141,074	816,032	957,106	27.2	3,521,351
SYSTEMS	10,196	46,430	56,626	5.7	988,852
OTHERS	149,178	323,376	472,554	15.2	3,099,409

TOTAL INVESTMENT	1,783,026	3,908,000	5,691,026	29.1	19,555,418

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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 Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

 All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.02500		258,229,974	0		258,229,974	6,456
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,585
L	0.02500		7,797,212,704	0		7,797,212,704	194,930
TOTAL	0.02500		12,118,859,954	0	4,063,417,276	8,055,442,678	302,971	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	12,118,859,954
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF SHARES	MARKET VALUE OF THE SHARE
	SERIES		AT REPURCHASE		AT QUARTER
	A & L	381,537,500	19.4818		19.4348

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION		NAME
1.-	CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

2.-	BOARD PROPIETORS	ING.	CARLOS	SLIM	HELU
3.-	BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
4.-	BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
5.-	BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
6.-	BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
7.-	BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
8.-	BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
9.-	BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
10.-	BOARD PROPIETORS	C.P.	JUAN ANTONIO	PEREZ	SIMON
11.-	BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
12.-	BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
13.-	BOARD PROPIETORS	SR.	JAMES	W.	CALLAWAY
14.-	BOARD PROPIETORS	SR.	RICHARD	P.	RESNICKS
15.-	BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
16.-	BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
17.-	BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

1.-	BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
2.-	BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
3.-	BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
4.-	BOARD ALTERNATES	C.P.	HUMBERTO	GUTIERREZ	OLVERA Z.
5.-	BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
6.-	BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
7.-	BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
8.-	BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
9.-	BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
10.-	BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
11.-	BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
12.-	BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
13.-	BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
14.-	BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
15.-	BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
16.-	BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
17.-	BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

	STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

	ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

	SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

	ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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 I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, JULY 15, 2004.

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